Exhibit 99.1

Appendix 4C – Q1 FY26 Quarterly Cash Flow Report

Highlights

●	New analysis of ATH434-201 double blind trial strengthens efficacy signal at high dose level

●	Positive data from ATH434-202 open-label trial demonstrates similar treatment effect in advanced MSA as observed in earlier stage patients in double-blind study

●	Independent commercial assessment indicates USD $2.4 billion dollar potential worldwide peak sales opportunity in MSA for ATH434

●	Cash balance on 30 September 2025 of A$54.56M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 31 October 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2025 (Q1 FY26).

“As we near the end of the calendar year, I am very proud of all we have accomplished in 2025, led by our compelling clinical results in Multiple System Atrophy (MSA), and I am excited about the prospect of delivering ATH434 to the MSA community,” said David Stamler, M.D., Chief Executive Officer of Alterity.

Dr. Stamler continued, “During the recent quarter, we reported positive results from our trial in advanced MSA, published important neuroimaging findings from our natural history study, and completed our commercial assessment indicating a potential market opportunity of approximately USD$2.4 billion dollars. The totality of the data from our combined studies and interest from the medical and scientific community continues to give us great confidence in the potential of ATH434 as a first-in-class, disease-modifying therapy for MSA.”

“We are actively engaging with the U.S. Food and Drug Administration (FDA) on ATH434 to conduct a series of meetings to discuss emerging nonclinical and chemistry and manufacturing data required for Phase 3 conduct. Reaching agreement on these elements with the FDA is critical for ensuring a productive End-of-Phase 2 meeting to enable us to initiate a Phase 3 trial in MSA,” concluded Dr. Stamler.

Alterity’s cash position on 30 September 2025 was A$54.56M with operating cash outflows for the quarter of A$5.34M. In accordance with ASX Listing Rule 4.7C, payments of A$108k made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Highlights

ATH434 Regulatory Update

Alterity has continued to generate the required data and analyses that are needed to engage regulatory authorities about the path forward for ATH434. With respect to the U.S. Food and Drug Administration (FDA), this process necessitates a proactive, staged approach.

The Fast Track Designation granted to ATH434 affords Alterity the opportunity to engage with the FDA in a series of Type C meetings related to the nonclinical and the chemistry, manufacturing, and controls (CMC) data necessary to support Phase 3. Following these meetings, an End-of-Phase 2 meeting will be held to align with the FDA on all elements of the Phase 3 program. Conducting these meetings in sequence allows Alterity to focus the End-of-Phase 2 meeting on the clinical development topics, including the Phase 3 protocol, and data requirements to commence the Phase 3 study. This series of meetings is expected to occur over the next several months with the End-of-Phase 2 meeting in mid-year 2026.

ATH434–201: Randomized, Double-Blind, Placebo Controlled Phase 2 Clinical Trial in MSA

Subsequent to the end of the quarter, Alterity presented a new analysis of the modified USMARS I1 data from the ATH434-201 trial at the International Congress of Parkinson’s Disease and Movement Disorders meeting. The analysis, which incorporated baseline orthostatic blood pressure change as a covariate, led to a strengthened efficacy signal in the 75 mg dose group at 52 weeks of −2.8 points, for a relative treatment effect of 35%. The baseline differences in the rate of severe orthostatic hypotension (OH)2 largely explains the different responses in 50 mg and 75 mg treatment groups. In addition, ATH434 demonstrated a beneficial effect on OH symptoms as assessed with the OH Symptom Assessment, a patient reported outcome. On this scale, placebo patients worsened on average by approximately 6 points over 52 weeks whereas the 50 mg and 75 mg groups were stable over the same period.

Multiple presentations were delivered on the positive results from the ATH434-201 trial:

●	September 2025 – American Neurological Association (ANA), Title: “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”

●	October 2025 - International Congress of Parkinson’s Disease and Movement Disorders (MDS), Title of Oral Platform Presentation: “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”

●	October 2025 – MDS, Title: “Relationship Between Alpha-Synuclein Aggregation Profiles, Imaging Biomarkers, and Disease Severity in a Phase 2 Study of ATH434 in MSA”

●	October 2025 – MDS, Title: “Differences Between Clinical and Imaging Phenotypes in Phase 2 Study of ATH434 in Multiple System Atrophy”

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in Advanced MSA

In July 2025, Alterity announced positive data from the ATH434-202 open-label Phase 2 clinical trial in more advanced MSA than was studied in the double-blind Phase 2 trial. A key objective of the study was met as the 75 mg dose in this study demonstrating comparable efficacy to that observed in the ATH434-201 double-blind study, including the key efficacy endpoint of UMSARS I and preservation of brain volume. Importantly, biomarkers demonstrated target engagement and a safety profile that was comparable to prior studies. Overall, the Phase 2 studies confirmed ATH434’s favorable profile and provided further evidence that its mechanism of action has utility in addressing the underlying pathology of disease.

bioMUSE Natural History Study

In July 2025, the Company announced publication of a study in conjunction with researchers at Vanderbilt University Medical Center on an innovative neuroimaging measure developed in Alterity’s Biomarkers of Progression in Multiple System Atrophy (bioMUSE) Natural History Study. The publication, entitled “The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy”, was featured in the peer-reviewed journal Annals of Clinical and Translational Neurology. Development of the MSA Atrophy Index can enhance the understanding of MSA progression and provide support for using brain atrophy markers for diagnosis and evaluation of disease-modifying therapies.

Corporate Activities

Alterity continues to engage with the investment community with participation in the Bioshares Biotech Summit and Biotech Showcase events in Australia, as well as a panel presentation focused on neurodegenerative diseases at the Maxim Growth Summit Healthcare Day in the U.S.

During the period, Alterity completed an independent commercial assessment of ATH434 in MSA that resulted in a potential worldwide peak sales opportunity of USD$2.4 billion dollars, if approved. Physicians surveyed noted the importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease as addressed by the targeted mechanism of action of ATH434. The key driver of physician interest in ATH434 was the Phase 2 data that demonstrated a slowing of disease progression and stabilization of orthostatic hypotension, leading more than 70% of the neurologists surveyed being “extremely likely” or “very likely” to prescribe ATH434.

During the period, Alterity strengthened its balance sheet with a total of A$20M raised in gross proceeds from a strategic placement, led by high-quality healthcare-focused funds, to advance its programs.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double- blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

References:

[1]	Unified MSA Rating Scale, Part I (historical review) assess activities of daily living. Domains assessed include speech, swallowing, handwriting, cutting food/handling utensils, dressing, hygiene, walking, falling, orthostatic symptoms, urinary function, sexual function and bowel function.
[2]	Orthostatic hypotension is a form of low blood pressure that might cause dizziness, lightheadedness or fainting when rising from sitting or lying down. Source: Mayo Clinic.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Confidential

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(3,974)	(3,974)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(229)	(229)
	(d) leased assets	-	-
	(e) staff costs	(995)	(995)
	(f) administration and corporate costs	(420)	(420)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	340	340
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(62)	(62)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(5,340)	(5,340)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	20,376	20,376
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,108)	(1,108)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(33)	(33)
3.10	Net cash from / (used in) financing activities	19,235	19,235

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	40,661	40,661
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,340)	(5,340)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	19,235	19,235
4.5	Effect of movement in exchange rates on cash held	7	7
4.6	Cash and cash equivalents at end of period	54,563	54,563

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	54,563	40,661
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	54,563	40,661

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	108
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(5,340)
8.2	Cash and cash equivalents at quarter end (item 4.6)	54,563
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	54,563

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	10.2
	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:       31 October 2025

Authorised by:      Abby Macnish Niven – Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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